Calgary, Alberta

November 11, 2009

NEWS RELEASE:

Paramount Resources Ltd.

Financial and Operating Results

For The Three and Nine Months Ended September 30, 2009

Paramount Resources Ltd. (TSX:  POU) ("Paramount" or the "Company") announces its financial and operating results for the three and nine months ended September 30, 2009.

FINANCIAL AND OPERATING HIGHLIGHTS (1)
($ millions, except as noted)
	Three Months Ended			Nine Months Ended
September 30	2009	2008	Change %	2009	2008	Change %
Financial
Petroleum and natural gas sales	36.3	83.5	(57)	116.7	263.4	(56)
Funds flow from operations	10.2	40.9	(75)	41.5	111.4	(63)
Per share – diluted ($/share)	0.15	0.60	(75)	0.63	1.64	(62)
Net earnings (loss)	(25.2)	103.9	(124)	(51.4)	33.9	(252)
Per share – diluted ($/share)	(0.38)	1.53	(125)	(0.78)	0.50	(256)
Exploration and development expenditures	11.0	33.1	(67)	71.9	107.7	(33)
Investments (2)				303.2	354.8	(15)
Total assets				1,047.7	1,268.3	(17)
Net debt (3)				133.0	61.0	118
Common shares outstanding (thousands)				65,959	67,749	(3)

Operating
Sales volumes:
Natural gas (MMcf/d)	49.9	57.3	(13)	53.4	63.6	(16)
Oil and NGLs (Bbl/d)	3,733	3,657	2	3,549	3,693	(4)
Total (Boe/d)	12,046	13,206	(9)	12,440	14,288	(13)
Gas weighting	69%	72%	(3)	71%	74%	(3)
Average realized price:
Natural gas ($/Mcf)	3.24	8.65	(63)	4.32	8.98	(52)
Oil and NGLs ($/Bbl)	62.33	112.64	(45)	55.49	105.63	(47)

Total wells drilled (net)	2	7	(71)	18	27	(33)

(1)

Readers are referred to the advisories concerning non-GAAP measures and oil and gas definitions in the “Advisories” section of this document.

(2)

Based on the period-end closing prices of publicly traded enterprises and the book value of the remaining investments.

(3)

Net debt is a non-GAAP measure, it is calculated and defined in the Liquidity and Capital Resources section of Management’s Discussion and Analysis.

 Third Quarter Overview

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Third quarter funds flow from operations decreased by $30.7 million from the prior year to $10.2 million due primarily to a $37.4 million decrease in netback, partially offset by $9.9 million of financial commodity payments in the prior year.

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Third quarter net loss was $25.2 million compared to earnings of $103.9 million in 2008. The current quarter loss included the impacts of the lower netback, lower investment earnings, and increased corporate costs related primarily to stock based compensation. The prior year included $79.6 million of financial commodity contract gains.

Principal Properties

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Realized prices declined by 63 percent for natural gas and 45 percent for crude oil and NGLs from the third quarter of 2008.

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Netback decreased to $17.4 million in the third quarter of 2009 from $54.8 million in 2008 due to lower revenues, partially offset by lower royalties.

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Exploration and development capital spending decreased to $11.0 million from $33.1 million in the third quarter of 2008.

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Grande Prairie drilled three (2.1 net) wells targeting the Montney formation in the quarter. One (0.5 net) well was tied in and brought on production in the quarter, one (1.0 net) well is expected to be on production in the fourth quarter, and the final well is expected to be on production in 2010.

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An additional 100 Boe/d of production at Haro in Northern was shut-in due to a third party pipeline failure. As a result, production of approximately 500 Boe/d was shut-in at the end of the quarter in Northern.

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In November, two (2.0 net) wells in Kaybob and one (1.0 net) well in Northern drilled in the first quarter were brought on production. Northern also brought shut-in wells in East Negus back on production.

Strategic Investments

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Completed $30.4 million rig financing with the proceeds used to reduce the credit facility balance.

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Paramount moved a second rig to Alberta from North Dakota. The two rigs are currently being used for the Company’s Grande Prairie and Kaybob drilling programs.

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Invested an additional $3.4 million in Redcliffe Exploration Inc., a publicly traded oil and gas company.

Corporate

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Corporate general and administrative costs decreased to $3.6 million from $5.2 million in the third quarter of 2008.

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Subsequent to September 30, 2009 Paramount closed a public offering and private placements of an aggregate of 6,000,000 common shares for gross proceeds of $93.8 million.

OUTLOOK

The 2009 exploration and development budget of $90.0 million excluding land purchases remains unchanged. Year-to-date average production of 12,440 Boe/d is consistent with expectations and the average production forecast of 12,500 Boe/d also remains unchanged.

ADDITIONAL INFORMATION

A copy of Paramount’s complete results for the three and nine months ended September 30, 2009 including Management’s Discussion and Analysis and Unaudited Interim Consolidated Financial Statements can be obtained at http://media3.marketwire.com/docs/1111pou_ern.pdf. This report will also be made available through Paramount’s website at www.paramountres.com and SEDAR at www.sedar.com.

ABOUT PARAMOUNT

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

ADVISORIES

Forward-looking Information

Certain statements in this document constitute forward-looking information under applicable securities legislation. Forward-looking information in this document includes, but is not limited to: business strategies and objectives, financing plans, use of proceeds from the Company’s equity offerings, planned capital expenditures, future production levels, product pricing, exploration and development plans and the timing thereof, drilling results, operating and other costs, royalty rates and general economic conditions, as they relate to Paramount.

Such forward-looking information is based on a number of assumptions which may prove to be incorrect.  The following assumptions have been made, in addition to any other assumptions identified in this document:

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future oil and gas prices and general economic and business conditions;

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the ability of Paramount to obtain required capital to finance its exploration, development and operations;

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the ability of Paramount to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

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the ability of Paramount to market its oil and natural gas successfully to current and new customers;

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the ability of Paramount to secure adequate product transportation and storage;

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the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

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the timely receipt of required regulatory approvals; and

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currency, exchange and interest rates.

Although Paramount believes that the expectations reflected in such forward-looking information is reasonable, undue reliance should not be placed on such forward-looking information as Paramount can give no assurance that such expectations will prove to be correct. Forward-looking information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking information.  These risks and uncertainties include, but are not limited to:

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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general economic and business conditions;

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the ability of Paramount’s management to execute its business plan;

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the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand for oil and gas;

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the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

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risks and uncertainties involving the geology of oil and gas deposits;

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the uncertainty of reserves and resource estimates and reserves life;

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the ability of Paramount to add production and reserves through development and exploration activities;

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the uncertainty of estimates and projections relating to exploration and development costs and expenses, future production and the results of exploration, development and drilling;

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potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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the availability of future growth prospects and Paramount’s expected financial requirements;

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risks inherent in Paramount's marketing operations, including counterparty credit risk;

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Paramount’s ability to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

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Paramount's ability to secure adequate product transportation and storage;

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imprecision in estimates of product sales and the anticipated revenues from such sales;

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weather conditions;

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the possibility that government laws, regulations or policies, including taxation laws, environmental laws and regulatory programs and royalty programs may change or governmental or regulatory approvals may be delayed or withheld;

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the value and liquidity of Paramount’s investments in other entities and the returns on such investments;

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uncertainty regarding aboriginal land claims and co-existing with local populations; and

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other risks and uncertainties described elsewhere in this document or in Paramount's other filings with Canadian securities authorities and the United States Securities and Exchange Commission.

The forward-looking information contained in this document is made as of the date hereof and, except as required by law, Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

“Funds flow from operations”, “Funds flow from operations, per Boe”, “Netback”, and “Net Debt” are used to assist management in measuring the Company’s ability to finance capital programs and meet financial obligations. Funds flow from operations refers to cash flows from operating activities before net changes in operating working capital. Netback equals petroleum and natural gas sales less royalties, operating costs, production taxes and transportation costs. Refer to the calculation of Net Debt in the liquidity and capital resources section of Management’s Discussion and Analysis. Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, or other measures of financial performance calculated in accordance with GAAP.

Oil and Gas Measures and Definitions

This document contains disclosure expressed as “Boe” and “Boe/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

For further information, please contact:

Paramount Resources Ltd.

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Phone: (403) 290-3600

Fax: (403) 262-7994